M.N. Business Strategy Ltd.

September 15, 2026

STRICTLY PRIVATE AND CONFIDENTIAL

To:

The Board of Directors of InMode Ltd.

via email to the Chairman of the Board: Dr. Shlomo Nass

Re: Expiration Offer Letter InMode Ltd.

Ladies and Gentlemen:

Reference is made to our letter, dated June 15, 2026 (the "**June 15th Letter**"), pursuant to which we presented our offer to acquire all of the issued and outstanding ordinary shares of InMode Ltd. (the "**Company**") not already owned by M.N. Business Strategy Ltd. ("**we**" or "**us**") and our affiliates for $16.20 per share in cash (the "**Proposal**") has automatically expired and will not be extended.

If you have any questions or require further clarification with respect to this letter or the Proposal, please feel free to contact Meir Shamir at +972-54-4316841 or meir@msgroup.co.il and/or our legal advisor, Chaim Friedland, Adv., at +972-3-710-9518 or friedland@gornitzky.com.

Very truly yours,

M.N. BUSINESS STRATEGY, LTD

By: /s/ Meir Shamir

Name: Meir Shamir

Title: Authorized Person